EXHIBIT 12.1

Sabine Pass Liquefaction, LLC

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2014	Year Ended December 31,			Period from June 24, 2010 (Date of Inception) Through December 31, 2010
		2013	2012	2011
Earnings:
Pre-tax income (loss) from continuing operations	$(273,317)	$(194,490)	$(85,157)	$(36,511)	$(9,869)
Fixed charges	161,945	194,687	35,474	14	—
Amortization of capitalized interest	—	—	—	—	—
Interest capitalized	(161,791)	(183,596)	(35,114)	—	—

Total earnings (loss) available for fixed charges	$(273,163)	$(183,398)	$(84,797)	$(36,497)	$(9,869)

Fixed Charges
Interest expense on indebtedness	$—	$10,796	$139	$—	$—
Interest capitalized	161,791	183,596	35,114	—	—
Interest expense on portion of rent	154	296	221	14	—

Total fixed charges	$161,945	$194,687	$35,474	$14	$—

Ratio of earnings to fixed charges (1)	—	—	—	—	—

For purposes of computing these ratios:

(1)	Earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2013, 2012 and 2011, and for the period from June 24, 2010 (date of inception) through December 31, 2010, earnings were not adequate to cover fixed charges by $378.1 million, $120.3 million, $36.5 million and $9.9 million, respectively. For the six months ended June 30, 2014, earnings were not adequate to cover fixed charges by $435.1 million.